

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2023

Aaron T. Ratner
Chief Executive Officer
Clean Earth Acquisitions Corp.
12600 Hill Country Blvd, Building R, Suite 275
Bee Cave, TX

>    **Re:  Clean Earth Acquisitions Corp.**
>    **Preliminary Proxy Statement on Schedule 14A**
>    **Filed April 26, 2023**
>    **File No. 001-41306**

Dear Aaron T. Ratner:

   We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed April 26, 2023

Risk Factors
We may not be able to complete an initial Business Combination if it becomes subject to review or approval by regulatory authorities, page 20

1.   Please revise to disclose whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person.  In this regard, we note the disclosure in the PREM14A filed for your initial business combination with Alternus Energy Group Plc that Clean Earth Acquisitions Sponsor LLC, may be deemed to be controlled by or have substantial ties with a non-U.S. person given that David Saab, a managing member of the Company's sponsor, is a citizen of France.  In addition, address how this fact could impact your ability to complete your initial business combination.  Also revise to disclose that the pool of potential targets with which you could complete an initial business combination may be limited as a result of the risk that you may not be able to complete an initial business

combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as CFIUS.

General

2.  We note your disclosure in the meeting notice and on page 1 that your IPO prospectus and existing charter provide that you have until May 28, 2023 (the "Termination Date") to complete a business combination, and that pursuant to the IPO prospectus, if you are unable to complete your Business Combination by the Termination Date, you may elect to extend the time to consummate your business combination once, by three months, for a total of 18 months, by depositing $0.10 per share, into the Trust Account. However, we note that Section 9.2(d) of your Second Amended and Restated Certificate of Incorporation references 18 months from the closing of the IPO (i.e., August 28, 2023) to complete your initial business combination. Please revise your disclosure to reconcile this inconsistency. Please ensure that your revised disclosure clarifies the current date by which you must consummate your initial business combination, and how your Charter Amendment Proposal and Trust Amendment Proposal amend such date.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Irene Barberena-Meissner, Staff Attorney, at 202- 551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Ben Smolij, Esq.